SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 August, 2009

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland
(the "Bank of Ireland")

The Bank of Ireland announces the following changes in Directors' responsibilities and Court (Board) Committees:

Mr. Dennis Holt has been appointed Senior Independent Director and Deputy Governor.

Mr. Jerome Kennedy has been appointed Chairman of the Group Audit Committee. The other members of the Group Audit Committee are Mr. Tom Considine, Mr. Paul Haran, Ms. Rose Hynes, Ms. Heather Ann McSharry and Mr. Patrick O'Sullivan.

Mr. Declan McCourt has been appointed Chairman of the Group Remuneration Committee. The other members of this Committee are Mr. Pat Molloy, Ms. Rose Hynes, Mr Terry Neill and Mr. Joe Walsh.

The Group Nomination and Governance Committee is Chaired by Mr. Pat Molloy. The other members of this Committee are Mr. Dennis Holt, Ms. Heather Ann McSharry, Mr. Declan McCourt, Mr. Terry Neill and Mr. Joe Walsh.

A new Risk Committee has been established and Mr. Tom Considine has been appointed Chairman. The other members of the Risk Committee are Ms. Rose Hynes, Mr. Jerome Kennedy, Mr. Terry Neill and Mr. Patrick O'Sullivan.

All changes are effective from today 25 August 2009.

Contact:

Helen Nolan

Group Secretary

+353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  25 August, 2009